SECOND AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT dated as of the ____ day of February, 2017, to the Investment Advisory Agreement, dated as of September 6, 2012, as amended February 25, 2014 (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Pension Partners, LLC, a New Jersey limited liability company (“Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to amend the investment advisory fees payable to the Adviser; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, effective February 1, 2017.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By: James R. Arnold
President and Principal Executive Officer

PENSION PARTNERS, LLC:

By:

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

ATAC Inflation Rotation Fund	First $500 million	1.25%
	Next $250 million	1.15%
	Next $250 million	1.05%
	Over $1 billion	0.95%

ATAC Beta Rotation Fund	First $500 million	1.25%
	Next $250 million	1.15%
	Next $250 million	1.05%
	Over $1 billion	0.95%